Exhibit 21.1
List of Subsdiaries

Wescorp Subsidiaries	Jurisdiction of Incorporation

Flowstar Technologies Inc.	Alberta, Canada
Wescorp Technologies Ltd.	Alberta, Canada
Total Fluid Solutions Inc.	Alberta, Canada
Raider Chemical Corporation	Alberta, Canada